EXHIBIT 10.1

EMPLOYMENT OFFER LETTER

March 16, 2017

Jason Peterson
55 West 25th Street, 36C
New York, NY 10010

Dear Jason,

EPAM Systems, Inc. (“EPAM”) is pleased to extend this offer of employment to you on the terms described below. We are confident that your skills and background will be a valuable asset to EPAM and we truly look forward to having you part of the EPAM team!

role

You will join EPAM in a full-time position as our Chief Financial Officer, following a transition period as set forth below, during which you will serve as Senior Director - Finance, working with our current Chief Financial Officer, Anthony Conte. You will report to Arkadiy Dobkin, CEO & President, subject to satisfying all of the conditions of employment set forth in this letter.

Your location of employment is within the United States with EPAM Systems, Inc., primarily at EPAM’s office in Newtown, PA. You may be expected to travel from time to time to various locations where EPAM currently has or may in the future have operations. Your expenses relating to such travel are reimbursable to you by EPAM, subject to the terms and requirements of EPAM’s policies regarding such reimbursement.

Start Date

Your start date will be April 5, 2017 (your “Start Date”). For a transitional period, you will support our current Chief Financial Officer, Anthony Conte, and you will assume the position of Chief Financial Officer following the filing of our 10-Q for the quarter ending March 31, 2017 which is expected to be on or before May 15, 2017.

Compensation and Employee Benefits

You will be paid a gross annual salary of $350,000.00, subject to adjustment by EPAM from time to time. Your salary will be paid in installments in accordance with the Company’s pay periods (currently bi-monthly on the 15th and the last day of the month according to our payroll schedule).

You will be eligible to participate in EPAM’s Insurance Benefits in accordance with EPAM’s policies. Information concerning employee coverage information and payroll contributions can be found in the Employee Benefits Booklet, included with your employment packet at the time of hire.

Bonus Program

As an EPAM employee, you are eligible to participate in EPAM’s annual bonus program. You will have a target bonus of $200,000.00. Any bonus awarded to you will depend on individual performance and EPAM’s achievement of corporate objectives, among other things. Specific individual performance objectives and other criteria will be established in approximately the first 60 days of your employment with EPAM. Awards under EPAM’s annual bonus program are not guaranteed, are discretionary and contingent on EPAM’s company performance and any other considerations determined by EPAM (including individual performance). Any such awards are also subject to approval by EPAM’s Compensation Committee of the Board of Directors and your continued employment in good standing at the time your bonus is announced to you. Bonus awards are currently determined and paid toward the end of the first quarter (typically March) for the prior fiscal year. EPAM’s fiscal year currently runs from January 1st through December 31st.

INITIAL EQUITY GRANT

Provided that you remain an employee of EPAM in good standing at the time, you will be awarded an “Initial Equity Grant” with a dollar value of $600,000.00, of which $300,000.00 will be in restricted stock units (“RSUs”) and $300,000.00 in stock options (with the number of shares underlying the RSUs based on the stock price on the grant date the number of shares underlying the options determined using Black-Scholes valuation methodology on the grant date) on your Start Date. Such grant will be under the terms of the EPAM Systems, Inc. 2015 Long Term Incentive Plan (the “LTIP”) and subject to you signing EPAM’s Award Agreement. The Initial Equity Grant awarded to you per this paragraph will vest in four equal tranches of 25% over four years on each anniversary of the grant date (per the terms of the LTIP) and the exercise price per share for stock options will be the Fair Market Value (as defined in the LTIP) of a share on the grant date.

Company Annual Equity Awards

You will be eligible for annual equity awards in form and value in line with similarly leveled EPAM personnel, with a target annual dollar value of $700,000.00 at grant date. Your first annual equity grant will be made on or about the same date as your Initial Equity Grant. Equity awards under the LTIP are subject to vesting in four equal tranches of 25% over four years on each anniversary of the grant date, and Fair Market Value is determined as defined in the LTIP. Subsequent annual equity awards are currently determined and awarded around the end of the first quarter (typically March) of EPAM’s then-current fiscal year, are discretionary, and are subject to approval of EPAM’s Board of Directors and/or Compensation Committee approval and your signing EPAM’s standard award agreement.

Withholding Taxes

All forms of compensation referred to in this letter are subject to applicable withholding and payroll taxes.

Medical Benefits

EPAM offers employees and immediate family members medical, dental and vision coverage, for which you will be eligible as of the Start Date. EPAM offers two medical plans from which to choose: a standard HMO plan which offers “in-network benefits” and a PPO plan which offers both “in-” and “out-of-network benefits” for more flexibility. Dental and Vision coverages are provided through separate carriers.

Life Insurance & Disability Benefits

Beginning with your first day of employment, EPAM will provide you with Life Insurance, AD&D and Short/Long Term Disability benefit plans, at no additional cost to you.

401(k) Plan

Currently EPAM offers a 401(k) plan administered by Fidelity Investments, which you are eligible to participate in immediately upon becoming an employee. The plan has an automatic enrollment feature, which will automatically enroll you starting at a 3% deferral rate to be invested in a target date fund based on your birthdate. For each year that an automatically enrolled employee stays in the plan, the deferral rate goes up 1%, to a maximum of 6%. At any time you may override the automatic enrollment feature by manually enrolling on the Fidelity portal and changing your deferral percentage and/or your investment allocations. If you chose to opt out of the plan, you must still go through the same enrollment process and then set your deferral rate to 0%.

EPAM provides 100% match on your contribution of up to 2% of your compensation. You are always 100% vested in your 401(k) plan contributions and your rollover contributions, plus any earnings they generate. Employer contributions to the 401(k), plus any earnings they generate, are vested as follows:

Years of Service                                  Vesting Percentage
Less than 2 years                                             0%
2 or more years of US employment               100%

Paid Time OfF

You will be eligible for 20 (twenty) vacation days annually, in accordance with EPAM’s policy. Based on your date of hire, these vacation days will be prorated paid time off for 2017. In addition, you are eligible for seven (7) sick days and one (1) personal day per year. The sick days may not be used as planned vacation, but rather used in the event of illness. Additionally, EPAM recognizes nine (9) paid holidays throughout the year.

Contingencies

All employment offers are conditional upon the verification of your credentials, references, and employment eligibility and the completion of any necessary medical, background, and reference checks, when required. In addition, your employment will be subject to the following contingencies:

•	Signing of EPAM’s Confidential Assignment, Noncompete And Nonsolicitation Agreement which are attached hereto and are to be returned with the signed offer letter

•	Providing legal proof of your identity and authorization to work in the United States and

•	Completion of EPAM’s Code of Conduct Certification.

Employment Eligibility

To comply with immigration laws, you must provide EPAM with evidence of your identity and eligibility for employment in the United States no later than three (3) business days after your date of hire. If you are in visa status, you also must provide new or renewed evidence of your eligibility for employment immediately prior to or upon expiration of your visa authorization.

At-Will Employment

Employment with EPAM is for no specific period of time. Consistent with Pennsylvania state law, your employment will be “at-will” at all times. This means that each of you and EPAM have the right to terminate your employment at any time for any reason, with or without cause.  Although your job duties, title, compensation and benefits, as well as EPAM personnel policies and procedures, may change from time to time, the “at will” nature of your employment may only be changed in a written agreement signed by you and EPAM’s CEO.

Notwithstanding the forgoing, if, at any time between your Start Date and the two (2) year anniversary of your Start Date, your employment is terminated without “Cause” or for “Good Reason” (both as defined in Section 5(b) and 5(c) of the 2015 Long Term Incentive Plan-Form of Senior Management Restricted Stock Unit Award Agreement), you will be entitled to twelve (12) months’ base salary, payable in installments over twelve (12) months on the payroll schedule applicable to continuing employees, and you shall become vested in 50% of your then outstanding, unvested equity awards as of the date of your termination, but such awards will otherwise remain subject to the terms of any award agreement associated with such equity award. You will be subject to a standard release of claims and applicable covenants, which will include a one-year non-compete and non-solicit.

It is intended that the provisions of this offer letter comply with Section 409A of the Internal Revenue Code of 1986, as amended, and the regulations and guidance issued thereunder (collectively, “Code Section 409A”), or be exempt therefrom, and all provisions of this offer letter shall be construed in a manner consistent with the requirements for avoiding taxes or penalties under Code Section 409A. To the extent permissible under Code Section 409A, any series of installment payments under this offer letter shall be treated as a right to a series of separate payments. You further agree that if EPAM reasonably determines that your receipt of payments or benefits pursuant to this offer letter would cause you to incur liability for additional tax under Code Section 409A, EPAM may, in its discretion, suspend such payments or benefits until the end of the six-month period following termination of your employment.

Entire Agreement

By signing this letter, you confirm to EPAM that you are under no contractual or other legal obligation that would prohibit you from performing your duties with EPAM. Please sign and date both the enclosed duplicate original of this letter and EPAM’s Confidential Assignment, Noncompete And Nonsolicitation Agreement and return them to Marina Maizet at marina_maizet@epam.com. This letter along with the enclosed agreement sets forth the terms of your employment and supersedes any prior written or oral representation or agreements. This employment offer is valid for 5 days from the date of this letter.

We look forward to having you join the EPAM family on April 18, and I personally look forward to working with you Jason!

Sincerely,
EPAM Systems, Inc.

/s/ Larry Solomon

Larry Solomon,
SVP, Chief People Officer

AGREED TO:

EMPLOYEE:
By: /s/ Jason Peterson Date: 03/16/17